Exhibit (a)(1)(R)

SCRIPT FOR AUGUST 26, 2009 ANNOUNCEMENT CONFERENCE CALL

Good afternoon. I’m Peter Wong, LeapFrog’s General Counsel, and this call is to provide a brief update on the option exchange program. As we have informed everyone, the Offer to Exchange expires tomorrow, August 27, at 11:59 p.m. Pacific Time. Your ability to tender your eligible options for exchange, and your ability to withdraw any options you previously tendered, will expire at that time. Please note that the closing price of our Class A common stock on the New York Stock Exchange today was $    , and that will be the exercise price per share of all new options issued in the exchange[, except for the options issued to the board and CEO, which will have an exercise price per share of $6.25][Include if closing price is less than $6.25]. If you haven’t already, you will receive before midnight tonight an e-mail communication from Margaret Rozowski with the final numbers of shares subject to each new option that you would receive for any eligible options you properly surrender, and reminders about how to submit your election forms or withdrawal forms. We will not be taking questions on this call as exchange ratios, and therefore the number of shares subject to new options, vary by grant depending on valuation factors such as the remaining term of the option. For example, two options with the same exercise price may have different exchange ratios depending on when the options were granted. However, if you have specific questions after you see the e-mail from Margaret, you may direct them to Nick Khadder, our Corporate Counsel at (510)                      or                     @leapfrog.com. Thanks very much for listening in.